UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Linx S.A.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

53619W101
(CUSIP Number)

Ramatis Rodrigues Chief Financial and Investor Relations Officer Avenida Doutora Ruth Cardoso, 7221, Pinheiros, São Paulo, SP, Brazil 05425-902 Tel: +55 11 2103-1531
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53619W101
1.		Names of Reporting Persons. Stone Pagamentos S.A.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.		Type of Reporting Person (See Instructions) CO

(1) Based on 189,408,960 Common Shares of Linx S.A. (the “Issuer” or “Linx”) outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. DLP Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1) DLP Capital LLC (“DLP”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Stone Pagamentos S.A. (“Buyer”) through DLP’s sole ownership of Buyer. Buyer is a wholly-owned subsidiary of DLP.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. StoneCo Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) StoneCo Ltd. (“StoneCo”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer through StoneCo’s sole ownership of DLP. Buyer is an indirect wholly-owned subsidiary of, and is controlled by, StoneCo.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. VCK Investment Fund Limited (SAC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) VCK Investment Fund Limited (SAC) (“VCK”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer as a result of the relationships described under Item 2 of this Schedule 13D. VCK expressly disclaims beneficial ownership of the Common Shares reported herein.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. VCK Investment Fund Limited (SAC) A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) VCK Investment Fund Limited (SAC) A (“VCK A”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer as a result of the relationships described under Item 2 of this Schedule 13D. VCK A expressly disclaims beneficial ownership of the Common Shares reported herein.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. VCK Investment Fund Limited (SAC) E
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) VCK Investment Fund Limited (SAC) E (“VCK E”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer as a result of the relationships described under Item 2 of this Schedule 13D. VCK E expressly disclaims beneficial ownership of the Common Shares reported herein.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. André Street de Aguiar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazilian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) André Street de Aguiar (“André Street”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer as a result of the relationships described under Item 2 of this Schedule 13D. André Street expressly disclaims beneficial ownership of the Common Shares reported herein.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

CUSIP No.	53619W101
1.	Names of Reporting Persons. Eduardo Cunha Monnerat Solon de Pontes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazilian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,400,000 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,000,000 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) may be deemed to have beneficial ownership of the 11,000,000 Common Shares of Linx directly held by Buyer as a result of the relationships described under Item 2 of this Schedule 13D. Eduardo Pontes expressly disclaims beneficial ownership of the Common Shares reported herein.

(2) Based on 189,408,960 Common Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Report on Form 6-K filed with the SEC on August 12, 2020.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Common Shares, without par value (the “Shares”), of Linx S.A., a Brazilian corporation (the “Issuer” or “Linx”).

The principal executive offices of the Issuer are located at Avenida Doutora Ruth Cardoso, 7,221, 05425-902 São Paulo, SP, Federative Republic of Brazil.

Item 2. Identity and Background

This Schedule 13D is being filed by Stone Pagamentos S.A. (“Buyer”), DLP Capital LLC (“DLP”), StoneCo Ltd. (“StoneCo”), VCK Investment Fund Limited (SAC) (“VCK”), VCK Investment Fund Limited (SAC) A (“VCK A”), VCK Investment Fund Limited (SAC) E (“VCK E”), André Street de Aguiar (“André Street”) and Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes” and, together with Buyer, DLP, StoneCo, VCK, VCK A, VCK E and André Street, the “Reporting Persons”).

VCK is a fund controlled by André Street and Eduardo Pontes, who each hold 50% of the management shares. VCK controls Cakubran Holdings Ltd. VCK A and VCK E, segregated accounts of VCK, jointly control ACP Investments Ltd. — Arpex Capital and HR Holdings, LLC. These entities collectively hold 61,963,301 Class B Common Shares of StoneCo, representing 58.8% of the voting power of StoneCo, as of August 18, 2020, as set forth in StoneCo’s Form 424B3 filed by StoneCo with the SEC on October 5, 2020.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The joint filing agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons do not admit that they constitute a group. VCK, VCK A, VCK E, André Street and Eduardo Pontes disclaim beneficial ownership of the Shares reported herein.

Below is the name, business address, present principal occupation or employment, principal business address of such employer, citizenship and a description of the general business, as applicable, of each Reporting Person.

Stone Pagamentos S.A.

R. Fidêncio Ramos, 308,

10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

Brazilian corporation (sociedade por ações)

Stone Pagamentos engages in payment services such as the accreditation of merchants for the acceptance of payment instruments such as debit and credit cards, and the capture, transmission, processing and settlements of payment transactions originating from the use of payment instruments.

VCK Investment Fund Limited (SAC) A

201 Church Street, Sandyport West Bay Street,

POBox N-3406

Nassau, Bahamas

VCK A is a segregated account fund as defined in the Bahamian Segregated Accounts Companies Act 2004. As a fund, the principal occupation of VCK A is to invest in other companies.

DLP Capital LLC

DLP Capital LLC’s registered office is:

615 South Dupont Highway,

Dover, Delaware, 19901.

Delaware limited liability company.

DLP Capital LLC is a wholly-owned subsidiary of StoneCo and is principally a holding company.

VCK Investment Fund Limited (SAC) E

201 Church Street, Sandyport West Bay Street,

POBox N-3406

Nassau, Bahamas

VCK E is a segregated account fund as defined in the Bahamian Segregated Accounts Companies Act 2004. As a fund, the principal occupation of VCK E is to invest in other companies.

StoneCo Ltd.

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

Cayman Islands exempted company with limited liability.

StoneCo is a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil.

André Street de Aguiar

c/o StoneCo Ltd.

R. Fidêncio Ramos, 308,

10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

Brazilian Citizen

Director and Chairman of StoneCo

André Street is an individual who may be deemed to control VCK A and who may be deemed to jointly control VCK together with Eduardo Pontes.

VCK Investment Fund Limited (SAC) 201 Church Street, Sandyport West Bay Street, POBox N-3406 Nassau, Bahamas VCK is the fund submitted to the Bahamian Segregated Accounts Companies Act 2004.

Eduardo Cunha Monnerat Solon de Pontes

Route de Ferpicloz 2 – 1731

Ependes – FR

Switzerland

Brazilian Citizen

Director and Vice Chairman of StoneCo

Eduardo Pontes is an individual who may be deemed to control VCK E and who may be deemed to jointly control VCK together with André Street.

The name, business address, present principal occupation or employment, principal business address of such employer (if not a Reporting Person) and citizenship of each director, executive officer and controlling person of each Reporting Person is set forth on Schedule A attached hereto.

During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used an aggregate of approximately R$ 388,153,516.00 to purchase the Shares reported as beneficially owned in Item 5. Such amount was funded by Buyer through internally generated funds.

Item 4. Purpose of Transaction

The Shares to which this statement relates were acquired by Buyer in connection with the Transaction (defined below). Notwithstanding the foregoing, the acquisitions of Shares by the Reporting Persons between September 4, 2020 and October 5, 2020 were made independently from, and were not required to be made by or conditioned upon, the agreements entered into in connection with the Transaction described in this Item 4.

Association Agreement

On August 11, 2020, Linx and STNE Participações S.A. (“STNE”), a subsidiary of StoneCo, that holds the software investments of the group, entered into an Association and Other Covenants Agreement (the “Original Association Agreement”), outlining certain transactions, including a corporate reorganization. As announced on September 1, 2020, the parties amended and restated the Original Association Agreement to revise certain terms therein (such amended and restated agreement the “First A&R Association Agreement”) and, as announced on October 2, 2020, the parties amended and restated the First A&R Association Agreement to revise certain terms therein (such amended and restated agreement, the “Second A&R Association Agreement,” together with the First A&R Association Agreement and the Original Association Agreement, the “Association Agreement,” and the transactions contemplated therein, the “Transaction”). Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (the “Linx Founding Shareholders”), StoneCo, DLP and DLPPAR Participações S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil acted as intervening parties thereto.

 Pursuant to the terms and subject to the conditions set forth in the Association Agreement, common shares of Linx (“Linx Common Shares”) and American Depositary Shares of Linx (“Linx ADSs,” representing shares of Linx) issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable Class A preferred share of STNE (each a “STNE Class A Preferred Share”) and one newly issued redeemable Class B preferred share of STNE (each a “STNE Class B Preferred Share”). Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$ 31.56 (updated pro rata die according to the six-month Certificate of Interbank Deposit rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 shares of Class A common stock of StoneCo (“StoneCo Class A Common Shares”) or (ii) in the case of each Linx Common Share, 0.0126774 Brazilian Depositary Receipts of StoneCo (each representing one StoneCo Class A Common Share, the “StoneCo BDRs”). If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil.

The implementation of the Transaction is conditioned upon, among other things: (i) the effectiveness by the SEC of Stone’s registration statement on Form F-4 in respect of the StoneCo Class A Common Shares to be issued to Linx shareholders, which was declared effective on October 5, 2020; (ii) prior approval by the Brazilian antitrust authority (CADE); (iii) approval by the Linx shareholders at the Linx extraordinary general shareholders meeting, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; (iv) approval of the Transaction by the STNE shareholders at a shareholders meeting of STNE and (v) the StoneCo BDRs shall be registered with the CVM and admitted to trading at B3.

The Association Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature. None of the representations or warranties for any party to the Association Agreement survive closing.

The Association Agreement provides certain termination rights for each of StoneCo or Linx and further provides that a compensatory break fee equal to up to R$ 453,750,000 will be payable by StoneCo or Linx, as applicable, upon termination of the Association Agreement under certain circumstances specified in the Association Agreement.

Voting Agreement

On August 11, 2020, StoneCo, STNE, DLPPAR Participações S.A. and DLP entered into that certain Voting Commitment and Assumption of Obligations (the “Voting Agreement”) with Linx and the Linx Founding Shareholders, whereby the parties to the Voting Agreement undertook, as limited by the Brazilian Law No. 6.404/76, as amended, obligations to implement the Transaction, including by binding their shares to vote in favor of the corporate resolutions necessary for the approval, closing and implementation of the Transaction. Linx and STNE acted as intervening parties in the Voting Agreement. The Voting Agreement also indicates that if, at the special meeting of shareholders of Linx on November 17, 2020 regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, Linx Founding Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Founding Shareholders’ votes does not affect the effective approval of the Transaction. In any event, the voting obligations of Linx Founding Shareholders established in the Voting Agreement will be subject to legal impediments and may not violate CVM and Novo Mercado Rules. The Linx Founding Shareholders party to the Voting Agreement held 14.08% of the issued share capital of Linx, as of October 6, 2020, as set forth in the documentation filed by Linx with the CVM on October 06, 2020.

Non-Compete Agreements

In addition, on August 11, 2020, STNE and StoneCo entered into non-compete agreements with each Linx Founding Shareholder. The parties amended and restated the non-compete agreements on September 1, 2020 to revise certain terms therein. The non-compete agreements, as amended, provide that STNE will pay each Linx Founding Shareholder a number of StoneCo Class A Common Shares in exchange for such Linx Founding Shareholder’s fulfillment of certain non-compete and non-solicitation obligations.

Executive Engagement Proposal

On August 11, 2020, STNE and Alberto Menache entered into an executive engagement proposal. The parties amended and restated the agreement on September 1, 2020 to revise certain terms therein. The executive engagement proposal, as amended, provides that Alberto Menache will serve as Senior Advisor to Stone Group following the Transaction. Alberto Menache will receive during the term of his engagement and in return for his services to STNE, certain remuneration and benefits set forth in such agreement.

The foregoing descriptions of the Association Agreement, the Voting Agreement, the non-compete agreements and the executive engagement proposal do not purport to be complete, and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated herein by reference. The Association Agreement, the Voting Agreement, the non-compete agreements and the executive engagement proposal should not be read alone, but should instead be read in conjunction with the other information regarding the StoneCo, Linx, their respective affiliates and their respective businesses that is contained in, or incorporated by reference into, StoneCo’s Form 424B3 filed by StoneCo with the SEC on October 5, 2020, as well as each of StoneCo’s and Linx’s public filings.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist it in such review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer. As a result, the Reporting Persons may take one or more actions that relate to the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D in furtherance of the Transaction.

Except as set forth in this Statement and in connection with the Transaction described above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)       Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 11,000,000 Shares, representing approximately 5.8% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of each of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(b)       The Reporting Persons have shared power to dispose of 11,000,000 Shares, representing approximately 5.8% of the outstanding Shares of the Issuer. The Reporting Persons have shared power to vote 9,400,000 Shares, representing approximately 4.96% of the outstanding Shares of the Issuer. The Buyer may not exercise the voting rights associated with the 1,600,000 Shares acquired by the Buyer on October 5, 2020 (as set forth on Schedule B hereto) until the Buyer receives approval from the Brazilian antitrust authority (CADE).

(c)       Information with respect to all of the transactions in the Shares which were effected during the past sixty (60) days by any Reporting Person, or, to the best of the knowledge the Reporting Persons, by any of the other persons listed on Schedule A hereto, is set forth on Schedule B hereto and incorporated herein by reference. The Shares were acquired by Buyer through open market transactions that took place from September 4, 2020 to October 5, 2020, as set forth on Schedule B hereto.

(d)       Inapplicable.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Items 3 and 4 is incorporated herein by reference.

Except for the agreements described above under Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 99.2	English translation of the Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (incorporated herein by reference to Exhibit 99.1 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020).

Exhibit 99.3	English translation of the Amendment to the Association Agreement and Other Covenants, dated as of September 1, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (incorporated herein by reference from Exhibit 2.2 to StoneCo’s Amendment No. 1 to Registration Statement on Form F-4 filed on October 2, 2020).

Exhibit 99.4	English translation of the Second Amendment to the Association Agreement and Other Covenants, dated as of October 2, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (incorporated herein by reference to Exhibit 99.1 to StoneCo’s Form 6-K furnished to the SEC on October 2, 2020).

Exhibit 99.5	English Translation of the Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Linx S.A. and STNE Participações S.A. (incorporated herein by reference to Exhibit 99.2 to StoneCo’s Form 6-K furnished to the SEC on August 12, 2020).

Exhibit 99.6

English Translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Nércio José Monteiro Fernandes, StoneCo Ltd. and STNE Participações S.A. (incorporated herein by reference from Exhibit 10.2 to StoneCo’s Amendment No. 1 to Registration Statement on Form F-4 filed on October 2, 2020).

Exhibit 99.7

English Translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alberto Menache, StoneCo Ltd. and STNE Participações S.A. (incorporated herein by reference from Exhibit 10.3 to StoneCo’s Amendment No. 1 to Registration Statement on Form F-4 filed on October 2, 2020).

Exhibit 99.8

English Translation of the Amendment to the Indemnity for Non-Competition Agreement and Other Covenants, dated as of September 1, 2020, by and among Alon Dayan, StoneCo Ltd. and STNE Participações S.A. (incorporated herein by reference from Exhibit 10.4 to StoneCo’s Amendment No. 1 to Registration Statement on Form F-4 filed on October 2, 2020).

Exhibit 99.9

English Translation of the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE Participações S.A. and Albert Menache. (incorporated herein by reference from Exhibit 10.5 to StoneCo’s Amendment No. 1 to Registration Statement on Form F-4 filed on October 2, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2020

Stone Pagamentos S.A.
/s/ Mateus Scherer Schwening
Name: Mateus Scherer Schwening Title: Treasury Officer

Stone Pagamentos S.A.
/s/ Lia Machado de Matos
Name: Lia Machado de Matos Title: Strategy and New Business Officer

DLP Capital LLC By: STONECO LTD., its sole member
/s/ Thiago dos Santos Piau
Name: Thiago dos Santos Piau Title: Chief Executive Officer

STONECO LTD.
/s/ Thiago dos Santos Piau
Name: Thiago dos Santos Piau Title: Chief Executive Officer

VCK Investment Fund Limited (SAC)
/s/ Sheldon Cartwright
Name: Sheldon Cartwright Title: Director

VCK Investment Fund Limited (SAC) A
/s/ Sheldon Cartwright
Name: Sheldon Cartwright Title: Director

VCK Investment Fund Limited (SAC) E
/s/ Sheldon Cartwright
Name: Sheldon Cartwright Title: Director

ANDRÉ STREET DE AGUIAR /s/ André Street de Aguiar

EDUARDO CUNHA MONNERAT SOLON DE PONTES /s/ Eduardo Cunha Monnerat Solon de Pontes

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF The Reporting Persons

The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Persons (as applicable) are set forth below.

Stone Pagamentos S.A. (“Buyer”)

•     Unless otherwise indicated, the business address and address of the principal executive office of each of the individuals listed in the tables below is R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia, São Paulo—SP, 04551-010, Brazil.

•     Stone Pagamentos S.A. is managed by its executive officers.

Name & Business Address	Present Principal Occupation Including Name and Address of Employer	Citizenship
Executive Officers
Thiago dos Santos Piau	President and Director of Buyer	Brazil
Augusto Barbosa Estellita Lins	Vice-President of Buyer	Brazil
Marcelo Bastianello Baldin	Finance Officer of Buyer	Brazil
Mateus Scherer Schwening	Treasury Officer of Buyer	Brazil
Mateus Costa Biselli	Operations Officer of Buyer	Brazil
Lia Machado de Matos	Strategy and New Businesses Officer of Buyer	Brazil
Sandra Ribas Bolfer	Compliance Officer of Buyer	Brazil
Vinícius do Nascimento Carrasco	Governmental Relations Officer of Buyer	Brazil
Edson Brandi	Technology Officer of Buyer	Brazil

DLP Capital LLC

•     DLP Capital LLC is managed by its sole member, StoneCo Ltd.

StoneCo Ltd. (“StoneCo”)

•     Unless otherwise indicated, the business address of each of the individuals listed in the tables below is R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia, São Paulo—SP, 04551-010, Brazil and the address of the principal executive office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands.

Name & Business Address	Present Principal Occupation Including Name and Address of Employer	Citizenship
Directors
André Street de Aguiar	Director and Chairman of StoneCo	Brazil
Eduardo Cunha Monnerat Solon de Pontes	Director and Vice Chairman of StoneCo	Brazil
Roberto Moses Thompson Motta	Director of StoneCo	Brazil
Thomas A. Patterson	Director of StoneCo	United States
Ali Mazanderani	Director of StoneCo	United Kingdom
Silvio José Morais	Director of StoneCo	Brazil
Luciana Ibiapina Lira Aguiar	Director of StoneCo	Brazil

Name & Business Address	Present Principal Occupation Including Name and Address of Employer	Citizenship
Executive Officers (Who Are Not Directors)
Thiago dos Santos Piau	Chief Executive Officer of StoneCo	Brazil
Augusto Barbosa Estellita Lins	President of StoneCo	Brazil
Marcelo Bastianello Baldin	Vice President, Finance of StoneCo	Brazil
Rafael Martins Pereira	Investor Relations Executive Officer of StoneCo	Brazil
Felipe Salvini Bourrus	Chief Technology Officer of StoneCo	Brazil
Vinícius do Nascimento Carrasco	Chief Economist & Regulatory Affairs Executive Officer of StoneCo	Brazil
Lia Machado de Matos	Chief Strategy Officer of StoneCo	Brazil

VCK Investment Fund Limited (SAC) (“VCK”), VCK Investment Fund Limited (SAC) A (“VCK A”), VCK Investment Fund Limited (SAC) E (“VCK E”)

•     Unless otherwise indicated, the business address and address of the principal executive office of each of the individuals listed in the tables below is Bahamas Financial Centre, 2nd Floor, P.O. Box N-1175, New Providence, Nassau, Bahamas.

•     VCK, VCK A and VCK E do not have any officers.

Name & Business Address	Present Principal Occupation Including Name and Address of Employer	Citizenship
Directors
Sheldon Cartwright	Director of VCK, VCK A and VCK E	Bahamas
T. Anja Davis	Director of VCK, VCK A and VCK E	Bahamas

SCHEDULE B

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions with respect to the Shares effected by the persons named above in paragraph (a) of Item 5 during the last 60 days, all of which were open market transactions entered into by Stone Pagamentos S.A.

Date	Nature of Transaction	Number of Securities	Price Per Share (in BRL)
09/04/2020	Purchase	23,800	R$ 35.77
09/08/2020	Purchase	4,115,700	R$ 35.22
09/09/2020	Purchase	2,001,000	R$ 35.44
09/10/2020	Purchase	434,100	R$ 35.44
09/11/2020	Purchase	1,425,400	R$ 35.50
10/05/2020	Purchase	1,400,000	R$ 35.15
10/05/2020	Purchase	1,600,000	R$ 35.15